Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57429-8

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

February 8, 2006

BY COURIER & FILED BY EDGAR

The United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0304

Attention:	Mr. Paul Fischer, Staff Attorney and
Ms. Elaine Wolff, Branch Chief

Dear Sirs/Mesdames:

Infrablue (US) Inc.
Registration Statement on Form SB-2
Filed December 16, 2005
SEC File No. 333-130403

We write on behalf of Infrablue (US) Inc. (the “Company” or “Infrablue”) in response to Staff’s letter of January 17, 2006 signed by Elaine Wolff, Branch Chief, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A1”). We enclose with this letter two copies of the Form SB-2/A1, plus two copies that have been redlined to show the changes from the previous Form SB-2 filing.

In addition to the Form SB-2/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form SB-2/A1.

General

1. PLEASE PROVIDE US WITH COPIES OF ANY GRAPHICS, MAPS, PHOTOGRAPHS, AND RELATED CAPTIONS OR OTHER ARTWORK INCLUDING LOGOS THAT YOU INTEND TO USE IN THE PROSPECTUS. SUCH GRAPHICS AND PICTORIAL REPRESENTATIONS SHOULD NOT BE INCLUDED IN ANY PRELIMINARY PROSPECTUS DISTRIBUTED TO PROSPECTIVE INVESTORS PRIOR TO OUR REVIEW.

In response to Staff’s comment, we confirm that there are no graphics, maps, photographs, related captions or other artwork, including logos, that the Company intends to use in the Prospectus. The Company acknowledges Staff’s comment that no such graphics or pictorial representations may be included in any preliminary prospectus distributed to prospective investors prior to the Commission’s review.

2. PLEASE PROVIDE US WITH COPIES OF THE RELEVANT PORTIONS OF DOCUMENTS YOU CITE WITHIN YOUR PROSPECTUS. WE NOTE VARIOUS SOURCES CITED, FOR EXAMPLE, ON PAGE 30.

In response to Staff’s comment, we enclose copies of the following documents cited by the Company in the Prospectus:

1.	Canalus Research dated October 27, 2004;

2.	ARC Group Research dated November 4, 2004; and

3.	Mobile Pipeline News dated November 24, 2004.

3. PLEASE IDENTIFY ANY SELLING SHAREHOLDERS WHO ARE REGISTERED BROKER-DEALERS OR AFFILIATES OF BROKER DEALERS. ADDITIONALLY, TELL US IF THE BROKER-DEALER RECEIVED THE SECURITIES AS UNDERWRITING COMPENSATION.

In response to Staff’s comment, the Company advises that none of the selling shareholders are registered broker-dealers or affiliates or broker-dealers.

4. PLEASE NOTE, A REGISTRATION STATEMENT REGISTERING THE RESALE OF SHARES BEING OFFERED BY BROKER-DEALERS MUST IDENTIFY THE BROKER DEALERS AS UNDERWRITERS IF THE SHARES WERE NOT ISSUED AS UNDERWRITING COMPENSATION. ACCORDINGLY, YOUR STATEMENT IN THE “PLAN OF DISTRIBUTION” THAT BROKER-DEALERS “MAY BE DEEMED TO BE UNDERWRITERS” IS NOT SUFFICIENT IF ANY OF THE SELLING SHAREHOLDERS ARE BROKER-DEALERS.

Again, the Company confirms that none of the selling shareholders are registered broker-dealers or affiliates or broker-dealers. Accordingly, no amendment has been made to the Plan of Distribution section of the Form SB-2.

5. IF ANY OF THE SELLING SHAREHOLDERS ARE AFFILIATES OF BROKER-DEALERS, PLEASE PROVIDE AN ANALYSIS SUPPORTING YOUR POSITION THAT THE RESALE OF SECURITIES BY ANY AFFILIATES OF BROKER-DEALERS IS NOT AN INDIRECT PRIMARY OFFERING. YOUR ANALYSIS SHOULD ADDRESS THE FOLLOWING POINTS:

  HOW LONG THE SELLING SHAREHOLDERS HAVE HELD THE SECURITIES,

  THE CIRCUMSTANCES UNDER WHICH THE SELLING SHAREHOLDERS RECEIVED THE SECURITIES,

  THE SELLING SHAREHOLDERS’ RELATIONSHIP TO THE ISSUER,

  THE AMOUNT OF SECURITIES INVOLVED,

  WHETHER THE SELLERS ARE IN THE BUSINESS OF UNDERWRITING SECURITIES, AND

  WHETHER UNDER ALL THE CIRCUMSTANCES IT APPEARS THAT THE SELLER IS ACTING AS A CONDUIT FOR THE ISSUER.

ASSUMING THE RESALE OF SECURITIES BY AFFILIATES OF BROKER-DEALERS IS NOT AN INDIRECT PRIMARY OFFERING, YOU MUST CLEARLY STATE IN YOUR PROSPECTUS:

  THE SELLER PURCHASED IN THE ORDINARY COURSE OF BUSINESS AND

  AT THE TIME OF THE PURCHASE OF THE SECURITIES TO BE RESOLD THE SELLER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH
  ANY PERSON TO DISTRIBUTE THE SECURITIES.

Again, the Company confirms that none of the selling shareholders are broker-dealers or affiliates of broker-dealers. Accordingly, we understand that the Staff’s request for an analysis is not applicable in these circumstances.

Prospectus Cover Page

6. WE NOTE DISCLOSURE ON PAGE 24 INDICATING THAT ON NOVEMBER 30, 2005 YOU ACQUIRED INTELLECTUAL PROPERTY FROM PUBLICLOCK FOR CONSIDERATION OF 10,000,000 SHARES OF YOUR COMMON STOCK, AND THAT PUBLICLOCK SUBSEQUENTLY PAID THESE SHARES AS CONSIDERATION TO KEYDATA TECHNOLOGY PARTNERSHIP 3 LLP. PLEASE ADVISE US UPON WHICH EXEMPTION FROM REGISTRATION PUBLICLOCK RELIED, AND PROVIDE US WITH THE LEGAL ANALYSIS WHEREBY PUBLICLOCK DETERMINED THAT THE EXEMPTION MAY APPROPRIATELY BE RELIED UPON.

In response to Staff’s comment, the transfer of shares by PublicLock to the KeyData Technology Partnership 3 LLP (“Keydata”) was completed in reliance of Rule 903 of Regulation S of the Securities Act of 1933 (the “Act”) on the following basis:

(a)

the sale was made in an “offshore transaction” within the meaning of Rule 901(h) of Regulation S. Specifically, no offer of the securities was made to a person in the United States and, at the time of the purchase, the buyer was outside of the United States;

(b)	no “directed selling efforts” within the meaning of Regulation S were made in the United States by either the Company or PublicLock in connection with the sale to KeyData;

(c)

offering restrictions, as defined in Rule 901(g) of Regulation S, were implemented as the document used in connection with the transaction included statements to the effect that the securities have not been registered under Act, may not be offered or sole in the United States or to U.S. persons unless the securities are registered under the Act for an exemption from the registration requirements of the Act as available and that hedging transactions involving the shares may not be conducted unless in compliance with the Act. These statements were included in the investment agreement executed by KeyData and delivered to PublicLock concurrent with the closing of the transaction;

(d)

the offer and sale of the shares to PublicLock was not made to a U.S. person or for the account or benefit of a U.S. person. The investment agreement executed by KeyData confirmed its representation that it is not a U.S. person and was not acquiring the shares for the account or benefit of a U.S. person;

(e)	KeyData certified in the investment agreement that it is not a U.S. person and is not acquiring securities for the account or benefit of any U.S. person;

(f)

KeyData agreed to resell the shares only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration and agreed not to engage in any hedging transactions with regard to such securities unless in compliance with the Act;

(g)

the shares were endorsed with a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

(h)

KeyData agreed that the Company is required to refuse to register any transfer of the securities not made in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration.

7. PLEASE REVISE YOUR COVER PAGE TO INCLUDE ONLY THE INFORMATION REQUIRED BY ITEM 501 OF REGULATION S-B OR THAT IS KEY TO AN INVESTMENT DECISION. IN THIS REGARD, PLEASE MOVE THE DISCUSSION FROM THE FIRST PARAGRAPH REGARDING HOW THE SELLING SHAREHOLDERS ACQUIRED THEIR SHARES TO THE SUMMARY SECTION AND DELETE THE CROSS-REFERENCE TO “SELLING STOCKHOLDERS” FROM THE COVER PAGE. THE ONLY CROSS REFERENCE ON THE COVER PAGE SHOULD BE THE CROSS REFERENCE TO “RISK FACTORS”.

In response to Staff’s comment, the Company has amended the Prospectus cover page of the Form SB-2 in order to move the discussion regarding how the selling shareholders acquired their shares from the first paragraph of the cover page to the “Summary” section of the Prospectus and to delete the cross-reference to selling stockholders from the cover page.

Prospectus Summary – page ii

8. WE NOTE YOUR STATEMENT THAT THE SUMMARY IS NOT COMPLETE. WHILE YOUR SUMMARY SHOULD NOT CONTAIN ALL THE DETAILED DISCLOSURE PROPER TO THE BODY OF YOUR PROSPECTUS, IT SHOULD CONTAIN THE MATERIAL INFORMATION NECESSARY IN MAKING AN INVESTMENT DECISION. PLEASE REVISE.

In response to Staff’s comment, the Company has amended the introduction to the Prospectus Summary section in order to state that the Summary provides an overview of the key aspects of the offering and that the Summary does not include all of the detailed information in the Prospectus. Further, the Company has expanded the Summary section as appropriate in order to provide an overview of all key aspects of the offering.

Our Business – page 1

9. PLEASE REVISE, AS APPROPRIATE, TO STATE WHAT “IRMA” STANDS FOR.

In response to Staff’s comment, the Company has amended the Summary section of the Form SB-2 in order to state what “IRMA” stands for.

10. PLEASE CLARIFY THE FACTS AND CIRCUMSTANCES SURROUNDING YOUR ACQUISITION OF INFRABLUE LTD. ON AUGUST 31, 2005. WE NOTE, FOR EXAMPLE, THAT ON THE PROSPECTUS COVER PAGE YOU REFERENCE THE ISSUANCE OF 10,004,820 SHARES OF COMMON STOCK TO PUBLICLOCK, INC., IN EXCHANGE FOR ALL OF PUBLICLOCK’S

SHARES OF INFRABLUE LTD. IN PARAGRAPH 4, HOWEVER, YOU STATE THAT THE ACQUISITION WAS EFFECTED FOR CONSIDERATION OF 12,000,000 SHARES OF YOUR COMMON STOCK. PLEASE REVISE TO ADDRESS THE APPARENT DISCREPANCY, OR ADVISE US WHY NO REVISION IS NEEDED.

In response to Staff’s comment, the Company has amended the Summary section of the Form SB-2 in order to expand on the facts and circumstances surrounding the Company’s acquisition of Infrablue Ltd. on August 31, 2005. We note for Staff’s reference that 12,000,000 shares of the Company’s common stock were issued on completion of this acquisition. Of these shares, 10,004,820 shares were issued to PublicLock. The balance of the shares were issued to Mr. Mitchell Johnson and Outlander Management, each of whom was a shareholder of Infrablue Ltd. prior to completion of the acquisition. We believe that the revised disclosure clarifies this issue.

Risk Factors – page 4

We have a limited operating history, and our ability to commercially exploit the InfraBlue Technology is untested. Accordingly, we may never achieve profitability. – page 4

11. PLEASE REVISE TO QUANTIFY THE REVENUES YOU HAVE ACHIEVED FROM SALES OF THE IRMA DEVICE IN THE REFERENCED PERIOD OF AUGUST 2005 THROUGH NOVEMBER 2005.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to quantify the revenues achieved from sales of the IRMA device during the period from August 2005 through to November 2005.

We have a history of losses and negative cash flows, which are likely to continue unless our products gain sufficient market acceptance to generate a commercially viable level of sales. – page 4

12. THE REFERENCE TO “FACTORY NOT WITHIN [Y]OUR CONTROL” APPEARS TO BE MITIGATING LANGUAGE. PLEASE REVISE TO REMOVE IT, OR ADVISE US WHY IT MAY APPROPRIATELY BE RETAINED.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to ensure that language that may appear to be mitigating has been removed.

The report of our independent auditors on our consolidated financial statements includes an explanatory paragraph regarding concerns about our ability to continue s a going concern. – page 4

13. PLEASE REVISE BOTH THE RISK FACTOR HEADING AND THE ATTENDANT DISCLOSURE TO CLARIFY THE RISK TO INVESTORS RELATED TO YOUR POSSIBLE INABILITY TO CONTINUE AS A GOING CONCERN, WHICH WOULD APPEAR TO BE THE POSSIBLE LOSS OF ONE’S INVESTMENT.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to confirm that the Company’s inability to continue as a going concern would result in an investor’s loss of its investment in the Company.

There is a high risk of our business failing because we are a start up company. – page 5

14. THE REFERENCE IN PARAGRAPH 2 TO “POTENTIAL PROBLEMS . . . NOT LIMITED TO UNANTICIPATED PROBLEMS RELATING TO THE MANUFACTURE AND MARKETING OF

[Y]OUR PRODUCTS” IS SOMEWHAT VAGUE, AND SUGGESTS THAT THERE MAY OTHER RISK FACTORS OF WHICH POTENTIAL INVESTORS SHOULD BE AWARE IN ADDITION TO THOSE YOU HAVE INCLUDED. PLEASE REVISE OR ADVISE.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to revise the risks attributable to the fact that the Company is in the start up phase of its business operations.

We will require additional financing to execute our plan of operation, the availability of which cannot be assured – page 5

15. AS CURRENTLY DRAFTED, THIS RISK FACTOR HEADING IS A STATEMENT OF FACT, AND NOT OF RISK. PLEASE REVISE THE HEADING TO EXPRESS THE RISK ATTENDANT UPON THE POSSIBLE INABILITY TO OBTAIN ADDITIONAL FINANCING, WHICH APPEARS TO BE THE INABILITY TO EXECUTE YOUR PLAN OF OPERATION AND POSSIBLE LOSS OF A SUBSTANTIAL PART OF/ALL OF AN INVESTMENT IN INFRABLUE.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to revise the risk factor heading in order to ensure that it is a statement of the risk, and not a statement of fact.

Our costs of operation may be greater than we anticipate, requiring additional financing – page 6

16. SIMILAR TO THE PRECEDING COMMENT, PLEASE REVISE THIS RISK FACTOR HEADING SUCH THAT IT IS AN EXPRESSION OF RISK NOT FACT. WHEN YOU REVISE, PLEASE ALSO REVISE THE BODY OF DISCLOSURE TO PROVIDE, IF POSSIBLE, AN ESTIMATE OF THE “SIGNIFICANT LUMP SUM EXPENDITURE” YOU WOULD NEED TO MAKE PRIOR TO REALIZING REVENUES.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to revise the risk factor heading such that it is an expression of risk, not fact. We note that the Company has not revised the body of the risk factor in order to estimate the significant lump sum expenditure that the Company must complete prior to revising revenues. The Company has added disclosure regarding the cost of a minimum manufacturing run that would be necessary if the existing supply of IRMA devices was depleted. We also note that the Company has already commenced realizing revenues.

Our solution may become redundant and no market for our products may develop – page 7

17. THE WORD “SOLUTION” IS SOMEWHAT VAGUE. PLEASE REVISE TO SPECIFY THE PRODUCT AND/OR SERVICES TO WHICH YOU ARE REFERRING.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to refer to the Company’s IRMA digital presentation device and related software, rather than referring to the Company’s “solution”.

If we fail to effectively manage our growth our future business results could be harmed and our managerial and operational resources may be strained – page 8

18. PLEASE REVISE TO SPECIFY WHAT WOULD CONSTITUTE THE “MATERIAL ADVERSE EFFECT” YOU REFERENCE IN THE LAST SENTENCE OF THIS RISK FACTOR. PLEASE SIMILARLY SPECIFY THE “MATERIAL ADVERSE IMPACT” YOU REFERENCE IN “OUR INDUSTRY IS HIGHLY REGULATED AND CHANGES IN REGULATION MAY HAVE A MATERIAL ADVERSE IMPACT ON US” TWO RISK FACTORS FURTHER.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to revise both the risk factors relating to the management of the Company’s growth and government regulation in order to remove the references to “material adverse effects” and to specify the material adverse impacts that would result to the Company.

For reasons outside out control, our stock price may be volatile – page 9

19. THE REFERENCE TO “REASONS OUTSIDE [Y]OUR CONTROL” IS SOMEWHAT VAGUE, AND APPEARS TO BE MITIGATING OF RISK. LIKEWISE, IT DOES NOT APPEAR ENTIRELY ACCURATE TO STATE, FOR EXAMPLE, THAT THE LOSS OF A STRATEGIC RELATIONSHIP IS BEYOND THE CONTROL OF THE COMPANY. PLEASE REVISE OR ADVISE. FINALLY, THE STATEMENT THAT AN INVESTOR “MAY CONSIDER ANY ONE OF THESE FACTORS TO BE MATERIAL” AT LEAST SUGGESTS THAT THE COMPANY MAY NOT CONSIDER THE NAMED FACTORS TO BE MATERIAL RISKS. PLEASE REVISE OR ADVISE.

In response to Staff’s comment, the Company has amended the Risk Factors section of the Form SB-2 in order to revise the noted risk factor to state with greater detail the risks to the Company and the resulting effect to investors in the event of the occurrence of the risks.

Selling Shareholders – page 11

20. FOR ALL NON-NATURAL PERSONS WHO ARE SELLING SHAREHOLDERS, PLEASE REVISE TO INDICATE THE NAME OF THE NATURAL PERSON OR PERSONS HOLDING VOTING CONTROL AND DISPOSITIVE POWER OVER THE SHARES. PLEASE MAKE SIMILAR CHANGES TO YOUR BENEFICIAL OWNERSHIP CHART.

In response to Staff’s comment, the Company has amended the Selling Shareholders section of the Form SB-2 in order to confirm that the persons named in the table of Selling Shareholders as “beneficial owners” are the persons who exercise voting power and investment power over the shares held by the Selling Shareholders that are not natural persons. The Company has amended the Security Ownership of Certain Beneficial Owners and Management section of the Form SB-2 in order to provide the names of the beneficial owners of PublicLock Inc. and the KeyData Technology Partnership 3 LLP Partnership.

State Securities Laws, page 18

21. WE NOTE YOUR DISCLOSURE THAT SHARES MAY NOT BE SOLD UNLESS THE SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN THE STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH. PLEASE TELL US WHAT STATES YOU PLAN TO REGISTER OR QUALIFY THE SHARES FOR SALE.

In response to Staff’s comment, the Company advises that the Company presently does not have any plans to register or qualify the shares for sale in any State due to the fact that all of the Selling Shareholders are located outside of the United States.

Description of Business – page 24

22. WE NOTE THAT YOU HAVE DISCLOSED A REVENUE RECOGNITION POLICY IN NOTE 2 FOR MATERIAL SERVICE CONTRACTS AND FIXED PRICE, LONG-TERM SERVICE OR DEVELOPMENT CONTRACTS; HOWEVER, WE DO NOT NOTE ANY DISCLOSURE ABOUT THE TYPE OF SERVICES THAT YOU PROVIDE TO CUSTOMERS. PLEASE EXPAND THE DESCRIPTION OF YOUR BUSINESS TO INCLUDE DETAILS OF THE SERVICES THAT YOU

PROVIDE OR WILL PROVIDE TO CUSTOMERS IN CONNECTION WITH THE SALE OF IRMA DEVICES AND THE RELATED SOFTWARE.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 in order to add an additional paragraph entitled “customer support”. This paragraph expands on the post-sale customer services that are provided by the Company to its customers and the warranty that is provided to its customers.

Overview – page 25

23. PLEASE REVISE TO QUANTIFY THE “SMALL NUMBER OF INITIAL SALES” REFERENCED IN PARAGRAPH ONE.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 under the heading “Overview” in order to state the number of sales of IRMA devices achieved to date .

24. PLEASE REVISE PARAGRAPH 2 TO BRIEFLY EXPLAIN WHAT CONSTITUTES “THE BLUETOOTH PROTOCOL.”

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 under the heading “Overview” in order to provide an explanation of the “bluetooth protocol”.

Administration contract with Azuracle – page 27

25. PLEASE REVISE TO DESCRIBE, IF KNOWN, THE AGREED UPON RATES FOR WHICH AZURACLE WILL PROVIDE ADDITIONAL ADMINISTRATIVE SERVICES. LIKEWISE, PLEASE INCLUDE THE TERM OF THE CONTRACT YOU HAVE ENTERED INTO WITH AZURACLE. SIMILARLY REVISE AT PAGE 41 UNDER “DESCRIPTION OF PROPERTIES”.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 under the heading “Administration Contract with Azuracle” in order to provide additional disclosure regarding the rates for which Azuracle will provide additional administrative services and the term of the contract between the Company and Azuracle. The Company notes that the rates for many of the services that may be provided by Azuracle to the Company upon the Company’s request have not been fixed as the nature and timing of the services is not known. As noted in the disclosure, the Company and Azuracle will agree upon rates for the services in advance of them being provided by Azuracle. The Company has also amended the Description of Properties section in order to provide expanded disclosure relating to the Azuracle administration contract.

Manufacturing of the IRMA Devices – page 30

26. PLEASE REVISE TO INDICATE HOW MANY IRMA DEVICES OUT OF THE INVENTORY OF 400 HAVE BEEN SOLD AS OF A RECENT DATE.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 under the heading “Manufacturing of the IRMA Devices” in order to state how many of the IRMA devices out of the inventory of 400 units have been sold to date and how many remain in inventory and available for purchase.

In further response to comment 16, the Company has provided additional disclosure in the section regarding the minimum manufacturing run of IRMA devices that will be required once the initial inventory of devices is depleted and the anticipated cost to the Company. Additional disclosure has also been added to the Risk Factors section, as noted above.

Marketing Strategy – page 31

27. PLEASE CLARIFY, IF TRUE, THAT INFRABLUE (US) HAS SUCCEEDED INFRABLUE (UK) WITH RESPECT TO THE DISTRIBUTION AGREEMENTS.

In response to Staff’s comment, the Company has amended the Description of Business section under the heading “Marketing Strategy” in order to confirm that the acquisition of Infrablue (UK) by the Company has had not impact on the distribution agreements entered into by Infrablue (UK). These contracts remain with Infrablue UK.

Distribution Agreements – page 31

28. PLEASE REVISE TO INCLUDE THE MATERIAL TERMS OF THE DISTRIBUTION AGREEMENTS YOU HERE REFERENCE.

In response to Staff’s comment, the Company has amended the Description of Business section of the Form SB-2 under the heading “Distribution Agreement” in order to disclosure the material terms of the distributions agreements referenced by the Company.

Certain Relationships and Related Transactions, page 42

29. WE NOTE YOUR DISCLOSURE FROM PAGE 26 THAT PUBLICLOCK HAD ACQUIRED THE INFRABLUE TECHNOLOGY EFFECTIVE SEPTEMBER 12, 2003 FOR £150,000 ($248,000, BASED ON THE FOREIGN EXCHANGE RATE ON SEPTEMBER 23, 2003 OF $1.6560:£1.0000) IN CASH CONSIDERATION AND SOLD SUCH RIGHTS TO THE KEYDATA PARTNERSHIP ON OCTOBER 13, 2003. WE NOTE THAT IN AN AGREEMENT DATED NOVEMBER 1, 2005 PUBLICLOCK ENTERED INTO AN AGREEMENT WITH KEYDATA “A WHOLLY-OWNED SUBSIDIARY” TO PURCHASE THE INTELLECTUAL PROPERTY RIGHTS AND THAT YOU PURCHASED SUCH RIGHTS FROM PUBLICLOCK. PLEASE REVISE TO DISCLOSE THE RELATIONSHIP BETWEEN KEYDATA AND PUBLICLOCK IN SEPTEMBER 2003 AS WELL AS IN NOVEMBER 2005.

In response to Staff’s comment, the Company has amended the Certain Relationships and Related Transactions section of the Form SB-2 in order to provide additional disclosure regarding the relationship between KeyData and PublicLock from October 2003, when PublicLock sold its rights to the Infrablue technology and the IRMA device to the KeyData Partnership, through to November 30, 2005, when this technology was reacquired by PublicLock and concurrently sold to the Company.

30. PLEASE REVISE TO INCLUDE THE INFORMATION REQUIRED BY ITEM 404(D)(2) REGARDING ASSETS ACQUIRED FROM A PROMOTER WITHIN TWO YEARS PRIOR TO THEIR TRANSFER TO YOU. IN THIS CONNECTION WE NOTE YOUR DISCLOSURE THAT MITCHELL JOHNSON, PUBLICLOCK AND OUTLANDER MANAGEMENT ARE PROMOTERS.

In response to Staff’s comment, the Company has amended the Certain Relationships and Related Transactions section of the Form SB-2 in order to provide additional disclosure regarding the acquisition of the Infrablue intellectual property assets from the KeyData Partnership 3 LLP.

In further response to Staff’s comment, we advise that no assets were acquired by the Company from either Mitchell Johnson or Outlander Management.

31. PLEASE REVISE TO IDENTIFY THE DIRECTOR TO WHOM YOU REFER AS BEING IN COMMON WITH OUTLANDER MANAGEMENT

In response to Staff’s comment, the Company has amended the Certain Relationships and Related Transactions section of the Form SB-2 in order to state the name of the director in common between Outlander Management and Azuracle.

Report of Independent Registered Public Accounting Form, page F-2

32. WE NOTE THAT YOUR AUDITORS, STALEY, OKADA & PARTNERS, ARE LOCATED IN BRITISH COLUMBIA, CANADA. IT APPEARS THAT A SIGNIFICANT PORTION OF YOUR ASSETS, LIABILITIES, REVENUES AND EXPENSES RELATE TO OPERATIONS LOCATED IN THE UNITED KINGDOM. PLEASE TELL US HOW THE AUDIT OF YOUR OPERATIONS IN THE UNITED KINGDOM WAS CONDUCTED. YOUR RESPONSE SHOULD INCLUDE A DISCUSSION OF THE FOLLOWING:

  WHETHER ANOTHER AUDITOR WAS INVOLVED IN THE AUDIT OF THE U.K. OPERATIONS. IF SO, PLEASE TELL US THE NAME OF THE FIRM AND INDICATE WHETHER THAT FIRM IS REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (PCAOB). ADDITIONALLY, PLEASE TELL US HOW YOUR AUDITOR ASSESSED THE QUALIFICATIONS OF THE OTHER AUDITOR AND THE OTHER AUDITOR’S KNOWLEDGE OF U.S. GAAP AND PCAOB STANDARDS;

  WHETHER YOUR AUDITOR PERFORMED ALL THE REQUIRED AUDIT PROCEDURES WITHIN CANADA OR WHETHER A PORTION OF THE AUDIT WAS CONDUCTED BY AN AFFILIATE OF YOUR CANADIAN AUDITOR WITHIN THE U.K.; AND

  WHY YOU ENGAGED A CANADIAN AUDITOR, AS OPPOSED TO A U.S. PUBLIC ACCOUNTING FIRM, TO SERVE AS YOUR PRINCIPAL AUDITOR. IN THIS REGARD, PLEASE NOTE THAT, IN ACCORDANCE WITH ARTICLE 2 OF REGULATION S-X, WE BELIEVE THAT THE AUDIT REPORT OF A REGISTRANT THAT IS NOT A FOREIGN PRIVATE ISSUER SHOULD ORDINARILY BE RENDERED BY AN AUDITOR LICENSED IN THE UNITED STATES. FURTHER GUIDANCE MAY BE FOUND IN SECTION 5.K OF “INTERNATIONAL REPORTING AND DISCLOSURE ISSUES IN THE DIVISION OF CORPORATION FINANCE” ON THE COMMISSION’S WEBSITE AT: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#PP442_69217.

In response to Staff’s comment, the Company advises as follows:

The audit of the Company’s financial statements was completed solely by Staley, Okada & Partners as its principal independent accounting firm. The audit partners and managers of Staley, Okada & Partners are based in Vancouver, Canada. Staley, Okada & Partners did not involve another auditor in the audit of Infrablue UK.

All of the UK audit field work was performed in London by the Staley, Okada & Partners' audit partner and staff. The US Audit field work was performed in Vancouver, Canada where the Company’s US accountants and the Company’s books and records reside.

The Company's US accountants, Avisar, are located in Vancouver, Canada. The partner in charge at Avisar has approximately 10 years of experience with SEC registrants. The second partner at Avisar, if required, has over 10 years of experience as well as his CPA designation. Both individuals are chief financial officers of SEC registrants.

  Avisar prepared the Company’s books and records in accordance with United States Generally Accepted Accounting Principles. Avisar gathered the information from Pearl Accounting, the Company's UK accountants. They then performed the book keeping for the US company and the required consolidation. The financial statements and required leadsheets were subsequently prepared and forwarded to the Company's US auditors, Staley, Okada & Partners.

  The books, records and financial statements were then audited by Staley, Okada & Partners.

  Staley, Okada & Partners are registered with the Public Company Accounting Oversight Board. They have their own internal US GAAP quality review of the Company's financial statements. Dean Larocque, CA, CPA (Oregon) was the lead partner, Larry Okada, CA CPA (Washington) was the concur partner and Adam Kniec, CA CPA
  (Illinois) was the manager on the job. Each has a minimum of 7 years dealing with SEC registrants. The firm adheres to required training and continuing education necessary to be registered with the PCAOB.

In response to Staff’s comment regarding the location of its auditor, the Company advises that it believes it is appropriate to have an audit report issued by Staley, Okada & Partners for the following reasons:

(a)	Staley, Okada & Partners is registered with the United States Public Company Accounting Oversight Board.

(b)	Staley, Okada & Partners is the public independent accountant for many SEC registrants including both foreign private issuers and U.S. domestic registrants.

(c)

Staley, Okada & Partners has been the Company's auditor since inception. They are professional and qualified. Five of seven partners of Staley, Okada & Partners, including the lead and concurring partners, are US qualified CPA’s and are registered in their respective states of qualification.

(d)

the cost to the Company of obtaining a PCAOB registered auditor located in the United States would have been cost prohibitive. In addition, the Company's initial attempts at securing a US auditor located either in the UK or the US was extremely difficult as many were not accepting clients either due to the Company's size or they stated they were too busy.

(e)

For business purposes it was convenient to have Staley, Okada & Partners as auditors since the Company's US accountants and US legal counsel are also located in Vancouver, Canada. The books and records of the US company is maintained in Vancouver, Canada. In addition the minute book of the US Company is maintained in Vancouver, Canada at the office of the US legal counsel.

(f)

It is likely that, should the Company open an office in North America, it would be in Vancouver, Canada as all of the Company's advisors and professionals are located there as well as one of its founding shareholders. There have been no financial commitments to do this at this time however.

InfraBlue (US) Inc. Consolidated Statements of Cash Flows, page F-6

33. PLEASE ADVISE US OF YOUR BASIS FOR CLASSIFYING THE NET MONETARY ASSETS OF TOMI HOLDINGS AS A CASH INFLOW FROM INVESTING ACTIVITIES. IT DOES NOT APPEAR THAT THE ACQUISITION OF THE NET ASSETS, EXCEPT FOR THE CASH PORTION, WOULD QUALIFY AS A CASH FLOW FROM INVESTING ACTIVITIES. REFER TO PARAGRAPH 16 OF SFAS 95.

In response to Staff’s comment, the Company has revised the disclosure of cash flows on acquisition of Tomi Holdings on the Consolidated Statements of Cash Flows and in Note 12 to the financial statements.

Note 2 – Significant Accounting Policies

i) Inventory, page F-10

34. WE NOTE THAT YOUR COMPANY OPERATES IN AN INDUSTRY CHARACTERIZED BY RAPID CHANGES IN TECHNOLOGY AND CUSTOMER DEMANDS. IN THIS REGARD, PLEASE EXPAND YOUR DISCLOSURE ON YOUR INVENTORY POLICY TO DISCUSS YOUR PROCEDURES RELATED TO AND ACCOUNTING TREATMENT OF OBSOLETE INVENTORY. IN ADDITION, PLEASE TELL US THE DETAILS OF YOUR ARRANGEMENT WITH FLANDER OY, INCLUDING ANY OBLIGATION OF INFRABLUE TO PURCHASE THE REMAINING IRMA DEVICES THAT HAVE ALREADY BEEN MANUFACTURED AND WHO BEARS THE RIGHT OF OBSOLESCENCE RELATED TO THESE DEVICES.

In response to Staff’s comments, the Company has expanded its disclosure on its inventory policy including the procedures related to and accounting treatment of obsolete inventory in the consolidated financial statements.

In response to Staff’s request for details of the Company’s arrangement with Flander Oy, the Company advises that it has no obligation to purchase any of Flander Oy’s already manufactured IRMA Bluetooth stock. Therefore, Flander Oy bears all the risk of obsolescence related to these devices.

j) Revenue Recognition, page F-10

35. IN ORDER TO USE THE IRMA DEVICE, WE NOTE THAT IT IS NECESSARY FOR THE USER TO HAVE THE IRMA SUITE PC SOFTWARE INSTALLED ON HIS COMPUTER AND THE IRMA CLIENT SOFTWARE INSTALLED ON HIS PDA OR SMARTPHONE. PLEASE TELL US IF THE SALE OF THE 74 IRMA DEVICES INCLUDED THE RELATED IRMA SOFTWARE OR IF THE SOFTWARE IS SOLD SEPARATELY. ADDITIONALLY, PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO SOP 97-2 WHEN DETERMINING YOUR REVENUE RECOGNITION POLICY, AND PLEASE BE SURE TO ADDRESS ANY POST-CONTRACT CUSTOMER SUPPORT OR UPGRADES/ENHANCEMENTS THAT ARE INCLUDED IN YOUR SOFTWARE ARRANGEMENTS WITH CUSTOMERS, HOW CUSTOMER ACCEPTANCE IS DETERMINED, AND IF YOUR PRODUCTS INCLUDE ANY CUSTOMER CANCELLATION PRIVILEGES OR RIGHTS TO RETURN OR EXCHANGE.

The sale of IRMA device is sold and shipped with the related IRMA software included in the package. The Company’s revenue recognition policy is consistent with the Statements of Position (SOP) 97-2. The Company considers the following criteria in determining when to recognize revenue:

  Evidence of arrangement – via purchase orders from customers

  Delivery has occurred – when the IRMA devices are couriered to customers

  Fee is fixed and determinable – price of the device is fixed

  Collection is reasonably assured – credit card and bank transfer payments are forwarded directly to the Company’s bank account

All of the software upgrades are available as a free download from the Company’s website, www.infrablue.co.uk. Additionally, the Company offers pre sales and post sales customer support free of charge through email.

The Company offers a one-year return to base warranty provided that the product is returned with a copy of the purchase receipt. The warranty is a limited warranty that is void, if failure of the product has resulted from accident, abuse, misapplication, abnormal use or computer virus. Any replacement product will be warranted for the remainder of the original warranty period or thirty (30) days from the delivery of the product, whichever lasts longer. The customer is responsible for any costs and expenses that the customer may incur, including, but not limited to, cost of shipping the product to the Company. Customer acceptance is triggered upon the transfer of title or ownership, which occurs on delivery of the product to the customer.

Note 6 – Capital Stock, page F-15

36. WE NOTE THAT YOU ISSUED 1,416,868 SHARES OF COMMON STOCK TO MITCHELL JOHNSON DURING FISCAL YEARS 2004 AND 2005, VALUED AT $.003 PER SHARE. PLEASE TELL US HOW YOU DETERMINED THE FAIR VALUE OF THESE SHARES. FOR REFERENCE, PLEASE SEE THE AICPA PRACTICE AID VALUATION OF PRIVATELY-HELD-COMPANY SECURITIES ISSUED AS COMPENSATION. IN ADDITION, PLEASE REVISE YOUR DOCUMENT TO INCLUDE THE DISCLOSURE RECOMMENDED IN CHAPTER 12 OF THE PRACTICE AID FOR ANY EQUITY INSTRUMENTS GRANTED DURING THE TWELVE MONTHS PRECEDING YOUR MOST RECENT BALANCE SHEET DATE.

In response to Staff’s comment, the Company determined the fair value of the shares issued to Mr. Mitchell Johnson as being equal to InfraBlue UK’s par value of £ 0.01 per share, given that at the time of signing of Mr. Johnson’s employment agreement, the Company was still in its infancy stage with no assets and no revenues. Also taken into account were factors surrounding development stage companies, which include recurring losses, uncertain future and going concern issues. Also to note is that the original shares issued to Mr. Johnson were class B shares that were not transferable to any person other than an existing holder of class A shares. Furthermore, InfraBlue UK issued shares for cash having a fair value of £0.01 per share around the time of signing of Mr. Johnson’s employment agreement.

Pursuant to Chapter 12 of the Practice Aid regarding the valuation of and disclosures related to the issuances of equity securities as compensation, the Company determined that no further revision is required in the document because there were no equity instruments granted during the twelve months preceding the Company’s most recent balance sheet date of September 30, 2005. Please note that the option to acquire the shares by Mr. Johnson was granted in the July 20, 2004 employment agreement. No further grants have occurred to date.

Note 11 – Subsequent Events, page F-18

37. WE NOTE THAT YOU ACQUIRED INTELLECTUAL PROPERTY RELATED TO THE INFRABLUE TECHNOLOGY FROM PUBLICLOCK, YOUR MAJORITY STOCKHOLDER, ON NOVEMBER 30, 2005 AND THAT YOU WILL RECORD THIS PROPERTY AT AN AMOUNT EQUAL TO THE COSTS OF ACQUIRING AND DEVELOPING THE INFRABLUE TECHNOLOGY

BY THE MAJORITY SHAREHOLDER. PLEASE DISCLOSE THE VALUE AT WHICH YOU RECORDED THE INTELLECTUAL PROPERTY, AS WELL AS THE INITIAL COST TO PUBLICLOCK IN SEPTEMBER 2003 WHEN IT WAS PURCHASED FROM FLANDER OY. PLEASE RECONCILE ANY DIFFERENCE BETWEEN THESE TWO AMOUNTS.

In response to Staff’s comment, the Company has revised the financial statements included with the amended Form SB2 in order to provide in Note 11b the description of the intellectual property acquired, the value assigned to the intellectual property and the valuation methodology used. The Company has relied on SAB 5G which states as follows:

“For entities subject to the jurisdiction of the SEC, assets acquired from controlling shareholders or from shareholders or promoters in exchange for stock prior to the time of an initial public offering generally are required to be recorded at the depreciated/amortized cost to the predecessor owners. The SEC staff also believes that when non-monetary assets are transferred between two companies under common control (other than routine transfers of inventory in the normal course of business), a presumption exists that carryover basis should be used to record the assets, even in a cash transaction.”

In addition, in Note 11b to the financial statements that amount has been expensed, as at this time it does not meet the capitalization requirements in accordance with SFAS No. 86.

Tomi Holdings Inc. Interim Financial Statements, page F-19

38. IT IS UNCLEAR WHY YOU HAVE INCLUDED THE FINANCIAL STATEMENTS OF TOMI HOLDINGS INC., RATHER THAN THE FINANCIAL STATEMENTS OF INFRABLUE LTD. PLEASE PROVIDE US WITH AN EXPLANATION REGARDING THE FINANCIAL STATEMENTS INCLUDED IN YOUR FILING AND CITE THE ACCOUNTING LITERATURE YOU RELIED UPON TO DETERMINE WHICH STATEMENTS WERE APPROPRIATE. ADDITIONALLY, WE NOTE THAT TOMI HOLDINGS INC. HAD A FISCAL YEAR ENDED SEPTEMBER 30. PLEASE TELL US WHY THE TOMI HOLDINGS INC. INTERIM FINANCIAL STATEMENTS ARE REPORTED AS OF JULY 31, 2005.

In response to Staff’s comment, the Company provided financial statements based on its conclusion that the appropriate analysis of the financial statement requirements involves treating Infrablue Ltd. ("Infrablue UK") as the acquirer for accounting purposes, with Tomi Holdings Inc. ("Tomi Holdings") being the acquiree for accounting purposes. We believe that this is consistent with the SEC’s stated position in the March 31, 2001 “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance” published by the Division of Corporate Finance as follows:

“For accounting purposes, the acquiree is treated as the continuing reporting entity that acquired the registrant. The staff believes the reports filed by the registrant after a reverse acquisition should parallel the financial reporting required under GAAP - as if the acquiree were the legal successor to the registrant’s reporting obligation as of the date of the merger.”

As a result of this determination, the Company provided financial statements of Infrablue UK for the two years ended September 30, 2005 and 2004. These financial statements show the consolidation of Tomi Holdings as of August 31, 2005, being the date of the acquisition of Infrablue UK by Tomi Holdings.

As the accounting acquiree, the financial statements of Tomi Holdings required to be included on the Form SB-2 are specified by Item 310(c) of Regulation S-B. Item 310(c) imposes a significant test to assess the extent of financial statements required. The Company concluded that the significance thresholds exceeded 20% based on the assets of Tomi Holdings compared to Infrablue UK (in accordance with Item 310(c)(2)(ii)). Accordingly, the Company concluded that audited financial statements of Tomi Holdings in accordance with Item 310(a) of Regulation SB would be required. As the acquisition completed on August 31, 2005 and the financial statements of Tomi Holdings and Infrablue UK have been consolidated as of that date, the Company concluded that financial statements of Tomi Holdings for the period ended July 31, 2005 (being the most recent month end preceding the acquisition) were appropriate.

We believe that this determination provides comprehensive financial statement disclosure for all material periods for each entity involved and is in accordance with Item 310 of Regulation S-B.

Part II – Information Not Required in Prospectus

Item 26 – Recent Sales of Unregistered Securities

39. FOR EACH RECENT SALE, PLEASE REVISE TO INDICATE THE CONSIDERATION RECEIVED, WHETHER CASH OR OTHERWISE. REFER TO ITEM 701(C) OF REGULATION S-B. WE NOTE, FOR EXAMPLE, THAT YOU HAVE NOT INCLUDED THE CONSIDERATION RECEIVED FOR THE ISSUANCE OF 12,000,000 SHARES ON AUGUST 31, 2005, NOR FOR THE 10,000,000 SHARES ISSUED ON NOVEMBER 30, 2005.

In response to Staff’s comment, the Company has amended the Recent Sales of Unregistered Securities section of the Form SB-2 in order to state the consideration received by the Company for each issuance of shares and to state whether the consideration was cash or other consideration.

Item 28 – Undertakings

40. PLEASE UPDATE YOUR ITEM 512(A) UNDERTAKINGS IN ACCORDANCE WITH THE AMENDMENTS THERETO THAT BECAME EFFECTIVE AS OF DECEMBER 1, 2005.

In response to Staff’s comment, the Company has amended the Undertakings section of the Form SB-2 in order to provide it the updated undertakings required by the recently amended Item 512(a) of Regulation SB.

Exhibit 5.1 – Opinion of Lange Michener LLP

41. THE EXECUTION OF THE SUBSCRIPTION AGREEMENT BETWEEN THE SELLING SHAREHOLDERS AND THE COMPANY DOES NOT APPEAR TO BE A MATTER APPROPRIATE FOR COUNSEL’S ASSUMPTION. PLEASE REVISE TO INCLUDE COUNSEL’S OPINION AS TO THE DUE EXECUTION OF THE SUBSCRIPTION AGREEMENT, OR ADVISE US WHY YOU BELIEVE THIS ASSUMPTION IS APPROPRIATE.

In response to Staff’s comment, we have removed the assumption relating to the execution of the Subscription Agreement from our opinion letter.

Finally, the Company acknowledges that it will be required to furnish a letter to the Commission with the required “Tandy” language prior to the acceleration of the effective date of the Registration Statement.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/wp
Encls.

cc:	Jessica Barberic Barberich, Accountant
Kristi Beshears, Senior Accountant

cc:	Staley Okada & Partners LLP

cc:	Infrablue (US) Inc.
Attention: Mitchell Johnson, President and CEO